January 23, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Arnie Geller
Chief Executive Officer
3340 Peachtree Road, NE, Suite 2250
Atlanta, Georgia 30326

Re:	Premier Exhibitions, Inc.
	Form SB-2 filed January 5, 2006
	Commission file #: 333-130873

Dear Mr. Geller:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please file an amended registration form in response to our request for expanded or revised disclosure.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *
General

1. We note that you have not responded to our previous comment letter dated March 11, 2003. Please ensure that in addition to the comments listed below, your current response letter addresses all comments included within the March 2003 letter.

2. We note your use of a Form SB-2 registration statement even though
you have not been previously filing exchange act reports as a small
business issuer.   If a registrant voluntarily exits the S-B
reporting system by using non-S-B forms (e.g. Form 10-K and Form
10-
Q), they may not re-enter the S-B reporting system until the beginning of a new (following) fiscal year at which time they must satisfy the requirements for a reporting company entering the S-B system. In this regard, you also may not be able to re-enter the S-B reporting system at the beginning of fiscal 2007, as it appears your public float will have exceeded $25 million at the end of the last two consecutive fiscal years (February 28, 2005 and 2006). Therefore, please re-file this registration statement on Form S-1 and ensure that all requirements of that form are furnished in the filing.

In addition to Item differences as required in the Form S-1, as compared to a Form SB-2, you should ensure that you provide any additional disclosures required as a non S-B form filer. Noted below are some examples (which may not be all-inclusive) of additional disclosures that are required as a non-S-B filer.

* Selected Financial required by Item 301 of Regulation S-K;
* Quantitative and Qualitative Disclosures about Market Risk as required by Item 305 of Regulation S-K;
* A tabular disclosure of contractual obligations as required by
Item
303(a)(5) of Regulation S-K;
* MD&A discussion on results of operations that cover the three
(3)
most recent fiscal years covered by the financial statement periods presented;
* Financial Statements prepared in accordance with guidelines in Regulation S-X.

      Please revise accordingly.

Risk Factors, page 9

3. We note your disclosure on page 13 that because you list your stock on the OTC Bulletin Board you are not required to adopt a code of ethics. Please note that on January 23, 2003 the SEC issued Rule
33-8177 that requires all companies registered with the SEC to disclose whether they have adopted a code of ethics that applies to the registrant`s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If the company has not adopted such a code of ethics, it must explain why it has not done so. Also, please refer to the guidance in Item 406(a) of Regulation S-K. Please revise your amended registration to include such disclosure.

Management`s Discussion and Analysis

- Critical Accounting Policies, page 22

4. We note from your disclosure on page 22 that the only critical accounting policy identified in your MD&A section is stock based
compensation.   Please expand your critical accounting policies to
address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.

Refer to FR-72 (Release No. 33-8350) for guidance. In addition, consider the disclosure of other accounting policies that may require significant assumptions and estimates (e.g., legal contingencies, impairment of assets such as artifacts owned, property and equipment and other assets, accounts receivable, etc.) within your critical accounting policies and estimates section.

- Recent Accounting Pronouncements

5. We note from your disclosure on page 23 that you have adopted
SFAS
123(R) and expect the adoption of SFAS 123(R) will not have a material impact on its net income and earnings per share. This disclosure does not appear consistent with the disclosure in Note 1 to the annual financial statements which states that you expect to adopt SFAS 123(R) on the effective date. Please resolve these inconsistencies. If you have adopted SFAS 123(R) since the date of the audited financial statements, please revise your note in the MD&A section to state the date at which you adopted the accounting literature. Additionally, if SFAS 123(R) was adopted during the six months ended August 30, 2005, please revise the notes to the interim financial statements to include disclosure of that adoption.

Audited Financial Statements for the year ended February 28, 2005

Consolidated Balance Sheets, page F-2

6. We note that during the year ending February 28, 2005 you have recorded $879,000 of salvor-in-possession rights. Please tell us and disclose in the notes to the financial statements the nature of the asset, how the amount was determined or calculated and how you will evaluate the asset for impairment. Additionally, tell us the circumstances that occurred in fiscal 2005 that resulted in a determination that it was appropriate to record the asset at that point in time.

7. Please provide us a detail of the prepaid expenses and other current assets included on the balance sheet as of February 28, 2005 and August 31, 2005. Also, please disclose an accounting policy for each significant component that is included in this balance sheet account.




Consolidated Statements of Operations, page F-3

8. We note that you have classified the loss on the sale of fixed assets as a non-operating expense. Please explain to us and disclose in the notes to the financial statements a description of the facts
and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and the carrying amount(s) of the major classes of assets and liabilities included as part of the
disposal group.   See paragraph 47 of SFAS 144.  Additionally,
please
revise your statements of operations to present the gain or loss on the sale of assets within "profit (loss) from operations". See paragraph 45 of SFAS 144 as well as footnote 68 of Staff Accounting
Bulletin No. 104 (Topic 13).

Note 1.  Description of Business and Summary of Significant
Accounting Policies

9. We note from your discussion in MD&A on page 21 that you have purchased multi-year license and exhibition rights for several additional separate human anatomy exhibitions. Additionally, we note from the notes to the financial statements that you evaluate the period of amortization of intangible assets at each balance sheet date. Please tell us and disclose in the notes to your financial statements how you account for these rights and licenses. Additionally, please tell us and disclose in the notes to your financial statements the nature and amount of all intangible assets on your balance sheet as of February 28, 2004 and 2005 with the amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class. Also, disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, the aggregate amortization expense for the period, and the estimated aggregate amortization expense for each of the five succeeding years. See paragraphs 44-45 of SFAS No. 142.

10. We note from the Form 8-K dated October 14, 2004, that effective on that date, RMS Titanic reorganized into a holding company structure whereby Premier Exhibitions, Inc. became the holding company of RMS Titanic. Please revise your filing to include a discussion of this transaction in Note 1 to the financial statements and in the MD&A section.

11. Please revise your notes to the financial statements to include disclosure of your accounting policies and methodologies for accounting for accounts receivable. Include in your discussion your policies for recording an allowance for doubtful accounts, for determining past due or delinquency status, and your policy for writing off uncollectible accounts. See paragraph 13a-c of SOP 01-6.





Note 2. Artifacts, page F-11

12. We note from your disclosure in Notes 1 and 2 that Artifacts recovered in the 1987 TITANIC are carried at the lower of cost of recovery or NRV. Please describe in the notes to the financial statements how you evaluate the Carapathia artifacts for impairment.

Note 10.  Other Related Party Transactions, page F-21

13. We note from page 38 that you have disclosed several related party transactions that have not been disclosed in the notes to the financial statements. Please revise Note 10 to include disclosure of these related party transactions, as required by paragraph 2 of SFAS
57.

Additionally, please tell us how you valued the 30,000 shares of common stock issued in consideration of the loan and how they have been accounted for in the statement of stockholders` equity. In this regard, the value of the common stock should be treated as a discount on the debt and amortized as additional interest expense over the estimated life of the debt. Please advise and revise accordingly.

Interim Financial Statements as of August 31, 2005

Consolidated Balance Sheet, page F-24

14. Reference is made to Exhibition Licenses that represents
approximately 25% of total assets.    In light of the materiality
of
this asset, please provide a separate note that contains tabular data
detailing the gross amounts of each transaction (component) that generated this asset with an offsetting amount of accumulated amortization expense so that the net amount of the asset reconciles to the consolidated balance sheet.  You should supplement the table
with a narrative discussion in the note of each of the significant
transactions.   As the Exhibition International ("EI") acquisition
discussed in note 3 generated a portion of this asset, you can solely
cross-reference to that note as the narrative disclosure for that
transaction.   In addition, please completely and clearly provide
disclosure of (i) the accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition; (ii) the methodology for amortizing this asset; and
(iii) how such estimated useful lives were determined for each component of this asset.

Also, please revise your consolidated statement of cash flows, page
F-26, so that the gross amount ($4,123,000) of the asset incurred
during fiscal year 2005 is reflected in the statement.   You
currently only present an investing activity (purchase of exhibition license) for $2,082,000 in the consolidated statement of cash flows.

Please revise accordingly.

Note 3 - Financing Agreement, page F-28
Form 8-K: March 7, 2005 (filed June 1, 2005)
Business - Exhibitions (Bodies), page 26

15. We note that you acquired all membership interests in
Exhibitions
International which enabled you to gain multi-year license and exhibition rights to a number of human anatomy exhibitions which contain a collection of human body specimens and human organs. With respect to this acquisition, it is unclear whether you solely acquired license rights or if you also own the specimens and organs.
If you acquired the physical items exhibited as well as the
exclusive
operating rights (license) to exhibit these items, it appears that you may have acquired a business under the guidance in Item 11-01(d)
of Regulation S-X.   Please completely and clearly tell us the
nature
of all items acquired in this transaction as well as your consideration of whether a business was acquired under the above
guidance.   As part of your response, please furnish us and file
as
an exhibit the executed acquisition agreement for this transaction.

If it is deemed that a business has been acquired, you should provide us with the computation of your significant subsidiary tests in determining the significance level of such acquisition based on the guidance in Item 1-02(w) of Regulation S-X. Also, if required, please provide the appropriate period audited and unaudited financial statements of Exhibitions International as well as the appropriate pro forma financial information in an amendment to the Form 8-K and in the amended registration statement. Please refer to the guidance in Rule 3-05 and Article 11 of Regulation S-X, respectively.

      Please advise and revise accordingly.

Note 4. Legal Proceedings

16. We note from your disclosure on page 32 that on December 7,
2005
the Florida court granted preliminary approval of a settlement in the
Shuttle and D`Addario cases and the settlement includes adoption of a corporate governance plan and payment of $300,000 of the plaintiffs` attorneys` fees and costs. Please revise your notes to the financial statements to include disclosure of the details of the settlement. Additionally, please tell us and include in your disclosure the date at which you recorded the $300,000 accrual under the guidance in SFAS
No. 5.

Other

17. The financial statements should be updated to include the nine months ended November 30, 2005, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

18. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form SB-2 registration statement.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Arnie Geller
Premier Exhibitions, Inc.
January 23, 2006
Page 1